Filed by Nabors Industries Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

Commission File No. for Registration Statement on Form S-4

filed by Nabors Red Lion Limited: 333-199004

From Josh Comstock, on behalf of the C&J Energy Services Executive Management team and the Integration Management Office and Steering Committee for the Proposed Combination with Nabors’ Completion and Production Services business

All,

As previously announced in August, in our continued pursuit of achieving successful, fast-paced growth for C&J, it is essential to build an organization that will provide the support needed to scale operations into the future.  Central to our integration planning efforts for the proposed combination with Nabors’ Completion and Production Services business is the strategic enhancement of our current structure in order to ensure we are able to take full advantage of the significant synergies and opportunities that will be provided by the greater scale, capabilities and resources of our combined company.  Although we are still developing the overall organizational structure, we are now pleased to announce the additional members of senior management for the new C&J combined company, including the direct reports of the Executive Management team, which will be effective upon closing of the transaction subject to Board approval.

At this time, we also want to take a moment to highlight the addition of Nabors’ industry-leading production services, which will bring meaningful diversification to our operations as a new, independent service line — “C&J Production Services”. Nabors production services are currently offered throughout the U.S. as part of “Nabors Completion and Production Services” as well as in Canada through “Nabors Production Services (Canada).”  We look forward to introducing C&J Production Services and our expanded service offering to our customers upon closing of the transaction and we are excited about the future growth potential for C&J Production Services in the U.S. and Canada.

Reporting to Randy McMullen — President and Chief Financial Officer:

•                  Mark Cashiola — Vice President, Chief Accounting Officer

•                  Marty Kunz — Vice President, Human Resources

•                  TBD — Vice President, Information Technology

•                  Dean Castleberry — Treasurer

Reporting to Jim Prestidge — Chief Strategy Officer:

•                  Barry Beadle — President, Total Equipment And Services

•                  TBA — President, Blue Ribbon Technology

•                  Joe Sandy — Senior Vice President, Supply Chain Management

•                  Jeremy Alston — Vice President, Middle East North Africa — Strategy Development

•                  John Srock — Vice President, QHSE

Reporting to Don Gawick — Chief Operating Officer:

•                  Pat Bixenman — President, Research & Technology

•                  Larry Heidt — President, Production Services

•                  Ed Keppler — President, Drilling & Completion Services

•                  Lance Dunn — Senior Vice President, Sales & Marketing

•                  Mike Hobbs — Senior Vice President, Corporate Operations Development

•                  Jeremy Alston — Vice President, Middle East North Africa — Operations

Reporting to Larry Heidt — President, Production Services:

•                  Steve Johnson — Executive Vice President, Production Services

•                  Andy Stephens — Vice President, Finance Production Services

•                  Wade Percival — Senior Director, Human Resources Production Services

•                  TBD — Senior Director, QHSE Production Services

Reporting to Steve Johnson — Executive Vice President, Production Services (Operational reports only, other direct reports to be announced at a later date):

•                  Rick Jacquier — Senior Vice President Operations, Production Services Other U.S.

•                  Dave Werner — Senior Vice President Operations, Production Services California West

•                  Rick Dore — Vice President Operations, Production Services Canada*

•                  Jim Dougherty — Vice President Sales, Production Services

*As an integral part of C&J Production Services, all Canadian production services will continue to be led by Rick Dore. Rick will be reporting to Steve Johnson with ongoing guidance and support from Joe Bruce, President Nabors Canada, during the transition period.

Reporting to Ed Keppler — President, Drilling & Completion Services

•                  Billy Driver — Senior Vice President & General Manager, Fracturing Services

•                  Michael McCoy — Senior Vice President & General Manager, Coil Tubing Services

•                  Tim Wallace — Senior Vice President & General Manager, Casedhole Solutions

•                  Pat McKinley — Vice President & General Manager, Directional Services

•                  Julian Zamudio — Senior Director, Cementing Services

•                  Dennis Murray — Senior Director, QHSE Drilling & Completions Services

Reporting to Billy Driver — Senior Vice President & General Manager, Fracturing:

•                  Pat Schneider — Vice President South, Fracturing Services

•                  Mike Seyman — Vice President North, Fracturing Services

•                  Jeff Stocker — Vice President Sales, Fracturing Services

Reporting to Michael McCoy — Senior Vice President & General Manager, Coil Tubing

•                  Brandon Simmons — Vice President, Coil Tubing Services

Reporting to Tim Wallace — Senior Vice President & General Manager, Casedhole Solutions

•                  Jeremy Kinslow — Vice President, Wireline Services

•                  Chris Williams — Vice President, Pressure Pumping Services

Reporting to Jeremy Kinslow — Vice President, Wireline Services

•                  Marty Comini — Special Services Manager, Wirelines Services

Reporting to Ted Moore — Executive Vice President, General Counsel & Chief Risk Officer:

•                  Danielle Foley — Associate General Counsel, Corporate Governance and Compliance Officer

•                  Scott Maddux — Assistant General Counsel — Intellectual Property

•                  Rich Murray — Assistant General Counsel — Contracts

•                  TBD — Assistant General Counsel — Litigation

In closing, I want to thank you all for your continued hard work and dedication.  Each of you has been an integral part of C&J’s success. As we continue to grow, more and more opportunities will arise for key employees to take on new roles and responsibilities here and internationally.

Regards,

Josh Comstock

Important Additional Information

In connection with the proposed transactions, Nabors Red Lion Limited (which will be renamed C&J Energy Services Ltd. as of the closing of the proposed transaction) (“Red Lion”) has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of C&J Energy Services, Inc. (“C&J”) that also constitutes a preliminary prospectus of Red Lion. The registration statement has not been declared effective by the SEC, and the definitive joint proxy statement/prospectus is not currently available.  Each of Red Lion and C&J also plans to file other relevant documents with the SEC regarding the proposed transactions. This material is not a substitute for the final prospectus/proxy statement or any other documents the parties will file with the SEC. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to shareholders of C&J. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the registration statement, the definitive joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Red Lion and C&J with the SEC at the SEC’s website at www.sec.gov.  You may also obtain copies of the documents filed by Red Lion with the SEC free of charge on Nabors Industries Ltd.’s (“Nabors”) website at www.nabors.com, and copies of the documents filed by C&J with the SEC are available free of charge on C&J’s website at www.cjenergy.com.

Participants in the Solicitation

Red Lion, C&J and Nabors and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.  Information about C&J’s directors and executive officers is available in C&J’s proxy statement dated April 10, 2014, for its 2014 annual meeting of shareholders.  Information about Nabors’ directors and executive officers is available in Nabors’ proxy statement dated April 30, 2014, for its 2014 annual meeting of shareholders.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from C&J and Nabors using the sources indicated above. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

The information above includes forward-looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by Nabors from time to time in its filings with the Securities and Exchange Commission. As a result of these factors, Nabors’ actual results may differ materially from those indicated or implied by such forward-looking statements.  The projections contained in this release reflect management’s estimates as of the date of the release.  Nabors does not undertake to update these forward-looking statements.